UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☒                           No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  N/A

ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands
Tel +31 26 3778 292
Fax +31 26 4438 381
www.arcadis-global.com

PRESS RELEASE

ARCADIS BUNDLES WATER KNOW-HOW

IN GLOBAL KNOWLEDGE NETWORK

ARNHEM, THE NETHERLANDS, February 4, 2008 — ARCADIS (EURONEXT: ARCAD), the international consulting, design and engineering company, today announced the establishment of  a Global Knowledge Network for water in which the Company has bundled its extensive water management expertise. The network focuses on the development of innovative delta technology expertise for clients in flood prone deltas and coastal zones around the globe. ARCADIS said that it sees positive developments in its home base in the Netherlands, further increasing the chances of success for ARCADIS on the global water management stage. First the Dutch government announced it will invest EUR 10 million in Flood Control 2015 — a cooperation between companies and research institutes aimed at developing and marketing of intelligent flood control systems, in which ARCADIS also participates. As a result, ARCADIS’ own know-how in water management and its international market position will be strengthened. Subsequently IBM announced the creation of a Global Centre of Excellence for water management in Amsterdam, the Netherlands. ARCADIS and IBM are currently exploring opportunities to work together in the area of advanced water management.

ARCADIS has experienced strong growth in water related activities in recent years and is convinced it can continue this expansion. Last year, ARCADIS won two major contracts in New Orleans with a maximum value of $200 million and acquired Alkyon, a company involved in coastal zone management worldwide. ARCADIS has also booked flood control projects in other regions in the United States, including Florida and California, where coastal conditions are comparable with the Netherlands.

“The Flood Control 2015 and IBM initiatives clearly underline the leading role of the Netherlands in the global flood control field. ARCADIS, which has strengthened its position considerably in recent years, can truly benefit from these developments through its activities now bundled in the Global Knowledge Network and its extensive international network of offices throughout the world, many of which are in delta regions,” said Harrie Noy, CEO of ARCADIS. “With New Orleans we demonstrated that our water management expertise is transferable to different countries based on the combination of our strong local presence and our Dutch heritage in water expertise.”

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and over €1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at j.slooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: February 4, 2008	By:	/s/ C.M. Jaski
Mr. C.M. Jaski
Member Executive Board